UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Globalstar, Inc.

(Name of Issuer)

Voting Common Stock, par value $0.0001

(Title of Class of Securities)

378973408

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Specialty Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,359,889
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,359,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,359,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,333,950
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,333,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,333,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,743,050
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,743,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,743,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		43,504,482
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

43,504,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,504,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		46,864,371
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

46,864,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,864,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,333,950
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,333,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,333,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,743,050
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,743,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,743,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		113,743,050
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

113,743,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,743,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IA

9

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		113,743,050
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

113,743,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,743,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Jason Mudrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		113,743,050
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

113,743,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,743,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 378973408

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Mudrick Distressed Opportunity Specialty Fund, L.P., a Delaware limited partnership (“Specialty LP”), with respect to the Shares it beneficially owns directly;
(ii)	Mudrick Distressed Opportunity Drawdown Fund, L.P., a Delaware limited partnership (“Drawdown LP”), with respect to the Shares it beneficially owns directly;
(iii)	Mudrick Distressed Opportunity Drawdown Fund II, L.P., a Delaware limited partnership (“Drawdown II LP”), with respect to the Shares it beneficially owns directly;
(iv)	Mudrick Distressed Opportunity Fund Global, L.P., a Cayman Islands limited partnership (“Global LP”), with respect to the Shares it beneficially owns directly;
(v)	Mudrick GP, LLC, a Delaware limited liability company (“Mudrick GP”), as the general partner of Specialty LP and Global LP;
(vi)	Mudrick Distressed Opportunity Drawdown Fund GP, LLC, a Delaware limited liability company (“Drawdown GP”), as the general partner of Drawdown LP;
(vii)	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, a Delaware limited liability company (“Drawdown II GP”), as the general partner of Drawdown II LP;
(viii)	Mudrick Capital Management, L.P., a Delaware limited partnership (“MCM”), as investment manager to Specialty LP, Drawdown LP, Drawdown II LP, Global LP and certain managed accounts;
(ix)	Mudrick Capital Management, LLC, a Delaware limited liability company (“MCM GP”), as the general partner of MCM; and
(x)	Jason Mudrick, as the sole member of Mudrick GP, Drawdown GP, Drawdown II GP and MCM GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

12

CUSIP NO. 378973408

(b)       The address of the principal business office of each of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

(c)       The principal business of each of Specialty LP, Drawdown LP, Drawdown II LP, Global LP is investing in securities. The principal business of Mudrick GP is acting as the general partner of Specialty LP and Global LP. The principal business of Drawdown GP is acting as the general partner of Drawdown LP. The principal business of Drawdown II GP is acting as the general partner of Drawdown II LP. The principal business of MCM is acting as the investment manager to Specialty LP, Drawdown LP, Drawdown II LP, Global LP and certain separately managed accounts. The principal business of MCM GP is acting as the general partner of MCM. The principal occupation of Mr. Mudrick is serving as the sole member of the Mudrick GP, Drawdown GP, Drawdown II GP and MCM GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Mudrick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Specialty LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Specialty LP acquired 184,329 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $304,143 with no brokerage commissions. The aggregate purchase price of the 3,359,889 Shares beneficially owned by Specialty LP is approximately $3,736,633, including brokerage commissions.

The Shares purchased by Drawdown LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Drawdown LP acquired 1,886,905 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $3,113,393 with no brokerage commissions. The aggregate purchase price of the 15,333,950 Shares beneficially owned by Drawdown LP is approximately $18,202,448, including brokerage commissions.

The Shares purchased by Drawdown II LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 13,743,050 Shares beneficially owned by Drawdown II LP is approximately $6,839,130, including brokerage commissions.

The Shares purchased by Global LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Global LP acquired 2,348,908 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $3,875,698 with no brokerage commissions. The aggregate purchase price of the 43,504,482 Shares beneficially owned by Global LP is approximately $42,253,476, including brokerage commissions.

13

CUSIP NO. 378973408

The Shares purchased by MCM on behalf of certain managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. MCM acquired 4,579,858 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $7,556,766 with no brokerage commissions. The aggregate purchase price of the 37,801,679 Shares beneficially owned by MCM on behalf of certain managed accounts is approximately $45,063,583, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 1,450,115,141 Shares outstanding, as of April 26, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2019.

A.	Specialty LP
(a)	As of the close of business on May 10, 2019, Specialty LP directly beneficially owned 3,359,889 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,359,889
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,359,889

(c)	Specialty LP has not entered into any transactions in the Shares during the past sixty days.
B.	Drawdown LP
(a)	As of the close of business on May 10, 2019, Drawdown LP directly beneficially owned 15,333,950 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,333,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,333,950

(c)	Drawdown LP has not entered into any transactions in the Shares during the past sixty days.
14

CUSIP NO. 378973408

C.	Drawdown II LP
(a)	As of the close of business on May 10, 2019, Drawdown II LP directly beneficially owned 13,743,050 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,743,050
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,743,050

(c)	The transactions in the Shares by Drawdown II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Global LP
(a)	As of the close of business on May 10, 2019, Global LP directly beneficially owned 43,504,482 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 43,504,482
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 43,504,482

(c)	Global LP has not entered into any transactions in the Shares during the past sixty days.
E.	Mudrick GP
(a)	As the general partner of Specialty LP and Global LP, Mudrick GP may be deemed to beneficially own 46,864,371 Shares that are beneficially owned directly by Specialty LP and Global LP.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 46,864,371
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 46,864,371

(c)	Mudrick GP has not entered into any transactions in the Shares during the past sixty days.
F.	Drawdown GP
(a)	As the general partner of Drawdown LP, Drawdown GP may be deemed to beneficially own 15,333,950 Shares that are beneficially owned directly by Drawdown LP.

Percentage: Approximately 1.1%

15

CUSIP NO. 378973408

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,333,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,333,950

(c)	Drawdown GP has not entered into any transactions in the Shares during the past sixty days.
G.	Drawdown II GP
(a)	As the general partner of Drawdown II LP, Drawdown II GP may be deemed to beneficially own 13,743,050 Shares that are beneficially owned directly by Drawdown II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,743,050
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,743,050

(c)	Drawdown II GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Drawdown II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	MCM
(a)	As the investment manager to each of Specialty LP, Drawdown LP, Drawdown II LP, Global LP and certain managed accounts, MCM may be deemed to beneficially own 113,743,050 Shares.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 113,743,050
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 113,743,050

(c)	MCM has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Drawdown II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	MCM GP
(a)	As the general partner of MCM, MCM GP may be deemed to beneficially own the 113,743,050 Shares beneficially owned by MCM.

Percentage: Approximately 7.8%

16

CUSIP NO. 378973408

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 113,743,050
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 113,743,050

(c)	MCM GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Drawdown II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Jason Mudrick
(a)	Mr. Mudrick, as the sole member of MCM GP, may be deemed to beneficially own the 113,743,050 Shares beneficially owned by MCM.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 113,743,050
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 113,743,050

(c)	Mr. Mudrick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Drawdown II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

On May 10, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Mudrick Distressed Opportunity Specialty Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Fund Global, L.P., Mudrick GP, LLC, Mudrick Distressed Opportunity Drawdown Fund GP, LLC, Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, Mudrick Capital Management, L.P., Mudrick Capital Management, LLC and Jason Mudrick, dated May 10, 2019.

17

CUSIP NO. 378973408

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

18

CUSIP NO. 378973408

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

/s/ Jason Mudrick
JASON MUDRICK

19

CUSIP NO. 378973408

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

Purchase of Common Stock	3,672,594	0.4200	04/17/2019
Purchase of Common Stock	230,971	0.4200	04/18/2019
Purchase of Common Stock	902,373	0.4183	04/22/2019
Purchase of Common Stock	276,206	0.4270	04/23/2019
Purchase of Common Stock	2,040,208	0.4890	04/24/2019
Purchase of Common Stock	1,561,886	0.4955	04/25/2019
Purchase of Common Stock	541,685	0.4990	04/26/2019
Purchase of Common Stock	335,755	0.4995	04/29/2019
Purchase of Common Stock	906,795	0.5092	04/30/2019
Purchase of Common Stock	334,391	0.5299	05/01/2019
Purchase of Common Stock	199,313	0.5351	05/02/2019
Purchase of Common Stock	216,406	0.5709	05/03/2019
Purchase of Common Stock	1,144,443	0.5944	05/06/2019
Purchase of Common Stock	520,392	0.6066	05/07/2019
Purchase of Common Stock	536,817	0.6543	05/08/2019
Purchase of Common Stock	302,638	0.6492	05/09/2019
Purchase of Common Stock	20,177	0.6521	05/10/2019